Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203

Phone 303.863.7414

Facsimile 303.837.5837

www.newmont.com

March 3, 2006

VIA EDGAR AND HAND DELIVERY

H. Roger Schwall

Assistant Director

United States

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC 20549-0405

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Response Letter Dated March 3, 2006

File No. 1-31240

Dear Mr. Schwall:

Please find below the Company’s responses to the Securities and Exchange Commission Staff comments that were contained in the Staff’s letter to Mr. Bruce D. Hansen of the Company dated February 17, 2006 (the “Second Comment Letter”). Please note for your records that the undersigned, Mr. Richard T. O’Brien, is now the Senior Vice President and Chief Financial Officer of the Company. Future correspondence may be directed to me at fax number 303-837-5087.

The Staff is advised that on March 2, 2006, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”). The Company’s Audit Committee reviewed and approved the 2005 Form 10-K on February 23, 2006. The Company’s independent auditor, PricewaterhouseCoopers LLP, delivered its audit opinion and the Board of Directors approved the Form 10-K on February 24, 2006.

The Staff is advised that the Company has included language in its 2005 Form 10-K as follows:

Item 1A. Risk Factors

“Our accounting policies and methods of reporting financial condition, including accounting for goodwill, require certain estimates, assumptions and judgments for which there is no clear authoritative guidance. Management makes such estimates, assumptions and judgments in good faith based on what they believe is the best available information. The Company has received from the SEC two letters, dated December 27, 2005 and February 17, 2006, requesting additional information and additional disclosure regarding accounting for Exploration and Merchant Banking Segment goodwill. The Company is responding to these letters and will continue to work with the SEC to resolve any further issues it raises.”

Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Exploration Segment Goodwill:

“On December 27, 2005 and February 17, 2006, the Company received letters from the Securities and Exchange Commission, Division of Corporate Finance (“Comment Letters”) in regards to the Company’s Form 10-K for the fiscal year ended December 31, 2004. The Comment Letters primarily relate to the Company’s disclosures regarding the Exploration Segment and the valuation model used to estimate the fair value of the Exploration Segment for annual goodwill impairment testing. The Company has made certain additional disclosures in response to the Comment Letters and will continue to respond to any additional issues. The Company continues to believe that the valuation model utilized in assessing the Exploration Segment goodwill is reasonable and consistent with the application of generally accepted accounting principles.”

For ease of reference, each comment contained in the Second Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exploration, page 5

1.	We note in your response to our prior comment number one, that you have included reserve adjustments attributable to changes in gold price as a component of additions attributable to the Exploration Segment. Please tell us why you believe reserve adjustments stemming from changes in gold price and foreign exchange rates should be attributed to the Exploration Segment. Also, please tell us and disclose the impact foreign exchange rates had on your reserves. Please clarify to us where foreign exchange rate adjustments are captured in the reconciliation you provided.

The Staff is supplementally advised that all factors impacting reserves – including gold price, operating costs and foreign exchange rates – are considered in assessing the future expected performance of the Exploration Segment. We manage our business such that the Exploration Segment is accountable for all reserve additions from discoveries regardless of when or why they become (or are removed from) reserves under the principles of Industry Guide 7.

The value of any discovery is derived from the ultimate production and sale of reserves and the estimate of reserves at any point in time is based on many factors, including gold prices, operating costs and foreign exchange rates. Changes to these assumptions result in changes to our reserves and therefore our estimate of the ultimate value of the production and sale of reserves.

Further, we believe that attributing reserve additions based on gold price changes is appropriate because the ounces were not credited when discovered because at the time of the discovery they could not be economically recovered. Similarly, a gold price decrease may result in ounces being removed from reserves when they can no longer be economically recovered.

The impact of foreign exchange rate changes is included in the net additions to reserves in our reconciliation. However, foreign exchange fluctuations are not material to reserve changes and accordingly, while the effects of these changes are included in the fair value assessment, no separate line item disclosure has been provided.

2.	Please expand the detail of the “Additions attributable to the Exploration Segment” described in your proposed disclosure to provide investors with an understanding of the nature of additions. Please provide specific and separate line item disclosure of additions attributable to the change in gold price, foreign currency exchange movements, and the quantities attributable to brownfields or “near-mine” exploration.

The Staff is supplementally advised that the Company does not believe that distinctions between “near mine”, “brownfields” or “greenfields” exploration are relevant in our assessment of the future expected performance of the Exploration Segment and we do not organize or manage the global exploration group with these distinctions in mind. Accordingly, the Company does not provide specific line item disclosure of quantities attributable to “greenfields”, “brownfields” or “near mine” exploration.

The impact of the change in gold price on reserve additions, whether positive or negative, is included in our disclosure. The Company added the following disclosure related to Exploration in its 2005 Form 10-K, Item 1. Business-Exploration:

“A reconciliation of the changes in proven and probable reserves during the past three years is as follows:

(millions of equity ounces)	2005	2004	2003
Opening balance	92.4	91.3	86.9
Additions (1)(2)	9.4	12.4	15.1
Acquisitions	—	—	2.3
Depletion	(8.3)	(8.3)	(8.8)
Reclassifications (3)	—	(2.0)	—
Other divestments	(0.3)	(1.0)	(4.4)

Closing balance	93.2	92.4	91.3

(1) Additions attributable to the Exploration Segment
Total additions	9.4	12.4	15.1
Less: Previously valued in purchase accounting	(1.2)	(1.9)	(6.5)
Reclassifications (3)	—	(2.0)	—

	8.2	8.5	8.6

(2)	The impact of the change in gold price on total reserve additions was 2.6, 3.8 and 2.8 million equity ounces in 2005, 2004 and 2003, respectively.
(3)	Yanacocha reassessed the challenges involved in obtaining required permits for Cerro Quilish primarily related to increased community concerns. Based upon this reassessment, Yanacocha reclassified 3.9 million ounces (2.0 million equity ounces) of gold from proven and probable reserves to mineralized material not in reserve as of December 31, 2004.”

As discussed in our response to comment 1 above, foreign exchange fluctuations are not material to reserve changes and, consequently, the Company does not believe that expanded disclosures would be useful to investors.

3.	Regarding the mineralized material that was previously uneconomic for reserve classification, please tell us if these quantities were valued in your original purchase price allocation as being mineralized material beyond proven and probable reserves.

The Staff is supplementally advised that mineralized material beyond proven and probable reserves was included in the Company’s original purchase price allocation based upon the information available at the time.

The Company added the following disclosure in its 2005 Form 10-K, Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Exploration Segment Goodwill (text added to the Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) in italics):

“Internally generated proven and probable reserve additions are attributed to the Exploration Segment for purposes of determining the Company’s assumptions with respect to the expected future performance of the Exploration Segment only to the extent that such additions are derived from (i) a discovery made by the Company; or (ii) a discovery made on previously acquired properties as a result of exploration efforts conducted subsequent to the acquisition date. A portion of the additions to proven and probable reserves during 2003 through 2005 was derived from the conversion of mineralized material, which had been assigned value as part of the purchase price allocation process. In addition, the Company expects that a portion of internally generated reserve additions during 2006 and the next several years will also be derived from the conversion of mineralized material which had been assigned values as part of purchase price accounting. To avoid duplication, the reserves which are expected to be derived from this mineralized material in the future are excluded from the reserve additions used in the valuation of the Exploration Segment performed in connection with the Company’s goodwill impairment tests.”

Properties

Investment Interests, page 36

4.	We have reviewed your response to prior comment number two. Please explain how your conclusions reached during 2004 regarding the other than temporary impairment of your investment in Kinross Gold Corporation were incorporated or considered in your assumptions used to determine the fair value of your Merchant Banking Reporting Unit. Please expand your disclosure to also explain this.

The Staff is supplementally advised that when determining the fair value of our Merchant Banking Segment, the other-than-temporary impairment of Kinross was included in the calculation of the actual pre-tax return history that is used to monitor the reasonableness of the pre-tax rates of return estimates over the ten-year estimation period in our valuation model. In addition, the equity portfolio balance reflected the fair value of the Kinross investment at December 31, 2004.

The Company’s disclosures, under Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Merchant Banking Goodwill, included on page 53 of the 2004 Form 10-K the following discussion:

“To determine the appropriate returns, investment levels and other assumptions for purposes of this analysis, the Company will (i) review the expected or actual returns from transactions that were initiated and/or completed since the last impairment test; (ii) assess the actual economic values added by other Merchant Banking Segment activities since the last impairment test; and (iii) assess the ongoing appropriateness of all assumptions impacting the valuation based on then current conditions and expectations.”.

The Company’s 2005 Form 10-K includes identical language in this regard.

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

5.	We note your proposed amended disclosure in response to our prior comment number three and believe you should also provide investors with an understanding of how the actual exploration results compared to the valuation assumption. A tabular presentation similar to the one provided in your response would be helpful. In addition, it would be helpful if you provided investors with indicative information including the model quantity assumption for the next fiscal year.

The Staff is advised that the model quantity assumption for the next fiscal year was included on page 54 of the 2004 Form 10-K, Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Exploration Segment Goodwill. The disclosure was changed to a table format in the Company’s 2005 Form 10-K for clarity. Also, the Company added the following disclosure related to actual exploration results and valuation assumptions in its 2005 Form 10-K, Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Exploration Segment Goodwill as follows:

“The Company’s December 31, 2005 Exploration Segment goodwill valuation model assumes proven and probable reserve additions attributable to the Exploration Segment of 8.6 million equity ounces in 2006. Actual proven and probable additions attributable to the Exploration segment for 2005 and 2004 compared to assumptions used at December 31, 2004 and 2003, respectively, were as follows:

(millions of equity ounces)	Actual	Assumption(1)	Excess (shortfall)
2005
Total additions	9.4	11.0	(1.6)
Additions previously valued in purchase accounting	(1.2)	(1.0)	(0.2)

Additions attributable to the Exploration Segment	8.2	10.0	(1.8)

2004
Total additions	12.4	7.9	4.5
Additions previously valued in purchase accounting	(1.9)	(5.0)	3.1
Reclassification of Cerro Quilish reserves	(2.0)	—	(2.0)

Additions attributable to the Exploration Segment	8.5	2.9	5.6

(1)	Additions assumed in the Exploration Segment valuation models for 2005 at December 31, 2004 and for 2004 at December 31, 2003.”

6.	We have reviewed your response to prior comment numbers three and four. Please expand your proposed disclosure to explain in greater detail why reserve additions resulting from around mine exploration activities are not considered in determining the fair value of the mine to which they appear to be more closely related. Additionally, explain how reserve additions that are the result of mine development and production activities are considered in your determination of the fair value of the reporting unit.

The Staff is supplementally advised that all proven and probable reserves, including additions in the current period, are considered in the valuation of each mine site reporting unit. Mine development and mine plan optimization activities that result in reserve additions (or decreases) are considered in our determination of the fair value of the related reporting unit.

Actual additions to proven and probable reserves are used only as an indication of the expected future performance of the Exploration Segment in the Company’s goodwill valuation model.

The Company provided additional disclosure, consistent with the concepts delineated in the above paragraph, in its 2005 Form 10-K in Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Exploration Segment Goodwill (text added to 2004 Form 10-K in italics):

“The Exploration Segment is responsible for all activities, regardless of location, associated with the Company’s efforts to discover new mineralized material that could ultimately advance into proven and probable reserves. As discussed in greater detail below, when performing its Exploration Segment goodwill impairment testing, the Company uses historic additions to proven and probable reserves only as an indication of the expected future performance of the Exploration Segment. In this regard, once a discovery is made by the Exploration Segment, all subsequent reserve additions (or subtractions) resulting from that original discovery are considered in determining the expected future performance of the Exploration Segment.”

7.	In response to our prior comment number four it appears that although you are adjusting your exploration results for certain quantities previously identified in your purchase accounting allocation, it seems that to some extent you are considering quantities resulting from brownfields exploration in the results of the exploration reporting unit. It is unclear why this is the case. Please tell us why these quantities were not included in your original purchase price allocation as mineralized material having value beyond proven and probable reserves. Please refer to EITF 04-3.

The Staff is supplementally advised that as discussed in our response to comment 2 above, we manage our business such that the Exploration Segment is accountable for all reserve additions from new discoveries regardless of when or why they become (or are removed from) reserves under the principles of Industry Guide 7.

The Company does apply the principles embodied in EITF 04-3 when addressing the impact of value beyond proven and probable reserves and their associated estimated future cash flows (based upon the best available information at the time), as well as the effect of anticipated fluctuations in the future price of minerals when (i) allocating the original purchase price of a business combination to mining assets, and (ii) testing mining assets for impairment.

When mineralized material existing at the time of a business combination is ultimately converted to proven and probable reserves, it is excluded from additions attributable to the Exploration Segment when determining the expected future performance of the Exploration Segment since the reserves were purchased rather than discovered.

All reserve additions from acquired properties as a result of exploration efforts subsequent to the acquisition date, which by definition were not previously valued, are considered in determining the expected future performance of the Exploration Segment.

For the avoidance of doubt, it is important to recognize that actual additions to mineralized material attributable to the Exploration Segment – whether from initial discoveries or from discoveries subsequent to an acquisition date – are used only as an indication of the expected future performance of the Exploration Segment in determining the fair value of that segment for goodwill valuation purposes. Those same additions are, in effect, “pushed down” to the affected mine site and included in any impairment testing related to that mine site.

The fair value of the Exploration Segment is determined based upon future additions of mineralized material, not on cash flows from historical additions. This can be seen in Exhibit A.2 of the valuation report dated February 21, 2005, provided in our response to Staff Comments dated January 20, 2006. Exhibit A.2 shows that there is no revenue from production in the period 2005 through 2010, reflecting (i) no revenue from historical additions, even if those additions are expected to generate cash flow during the time period covered by the valuation analysis and (ii) the time lag between the discovery of mineralized material and the production of that material.

8.	We have reviewed your response to prior comment number five and six. Please expand your disclosure to explain how your exploration efforts are managed to more clearly explain why around mine exploration results are more closely the result of your exploration reposting group’s efforts rather than that of the mine site and its mine management’s efforts. Address factors such as your organizational structure, budget allocations, compensation arrangements and other factors to support your conclusion that the around mine explorations operations are discrete from the mine operations.

In the interest of providing more background to the Staff, we provide the following discussion of the global exploration organization.

The Exploration Segment and its management are responsible for making new discoveries in the near-mine environment by setting a global exploration strategy that is then tailored for each individual mine site, determining and approving budget allocations, assigning personnel, prioritizing discovery opportunities through a global rating and ranking process, and allocating additional discretionary funding to deserving projects. This centralized decision making process for the key components to all exploration programs drives results that are linked to the Corporate exploration management team for these additional reasons:

•	The strategy for each near-mine exploration program is determined and approved by the Corporate exploration management team.

•	Budget allocations are a centralized, Corporate-led effort. The exploration budget process is conducted in four phases:

•	Phase I: The Corporate exploration management team provides guidance to all exploration areas (near-mine and greenfields) for initial budget allocations.

•	Phase II: Initial budgets are submitted and reviewed by the Corporate exploration management team. Adjustments are made and communicated back to all exploration (near-mine and greenfields) areas.

•	Phase III: Revised budgets are re-submitted and reviewed by the Corporate exploration management team and the President of the Company.

•	Phase IV: Adjustments, if any, are communicated back to all exploration areas (near-mine and greenfields) as final budget numbers.

•	Key near-mine exploration personnel for all mine sites are selected by the Corporate exploration management team and regularly rotated between mine sites for a balance of career development and contribution to different exploration programs.

•	The Corporate exploration management team utilizes a standardized rating and ranking process based on target size, profitability, discovery cost per ounce and strategic fit to each operation to rank collectively all global near-mine exploration programs.

•	Approximately 10% of the global exploration budget is unallocated to any exploration area at the start of the year. As the near-mine and greenfield programs have positive results or program changes, a formal Opportunity Fund request is submitted to the Corporate exploration management team (not through the mine site structure). This team analyzes the request and decides if additional funds will be allocated. If a near-mine opportunity fund allocation is granted, this information is communicated back to near-mine management.

•	Compensation arrangements for the global exploration group (near-mine and greenfields) are reviewed and approved for global parity by the Corporate exploration management team. The Corporate exploration management team reviews and adjusts salaries and grade levels within the global exploration talent pool (near-mine and greenfields) for worldwide consistency. Individual mine site geologic teams have annual bonus goals that are weighted more heavily towards discovery and reserve conversion than operating teams at the same site. The Corporate exploration management team also approves promotions and administers the exploration success recognition program.

We believe our organizational structure is appropriately disclosed in our 2004 and 2005 Form 10-K, Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Exploration Segment Goodwill where we indicate that “[t]he Exploration Segment is responsible for all activities, regardless of location, associated with the Company’s efforts to discover new mineralized material …”

If, in the future, significant changes to the global exploration organization occur, we will evaluate whether or not those changes should affect any of the assumptions we utilize in determining the fair value of the Exploration Segment.

9.	We note your response to our prior comment numbers five and eight. It appears from your responses that the near-mine exploration staff report directly to the mine managers. It also appears that the input provided to the near-mine exploration efforts by the exploration staff at corporate is high level budgetary and strategic oversight. Please clarify if any substantive, value-added day-to-day near mine exploration activities are managed at the corporate level you describe. It is unclear to us how the exploration dynamics that exist in a mining environment can be centrally controlled. In addition, please tell us who determines the compensation and evaluates performance of the near-mine exploration staff.

The Staff is supplementally advised that when budgets are approved and funds have been allocated to the Exploration Segment, the management of that allocation is the responsibility of the Corporate exploration management team. The management of value-added day-to-day activities of the mine site geologic teams is the responsibility of each mine site exploration manager.

With annual budgets set and work programs prioritized by the Corporate exploration management team, it is sufficient for members of the Corporate exploration management team to visit each mine site two to three times during the year to review near-mine exploration progress, employee issues and budget status for any adjustments to the exploration strategy. The Corporate exploration management team is also kept abreast of exploration activities and results in a timely manner through monthly reports specifically designed for reporting needs back to the Corporate exploration management team. The General Manager of Mineral District Exploration, based at Corporate, conducts a minimum of two face-to-face meetings with all mine site exploration managers each year centered around annual program and budget strategy and year-end reserve reporting.

Compensation for the global exploration group is reviewed and approved for worldwide parity and consistency by the Corporate exploration management team. Performance evaluations of the near-mine geologic staff are a dual effort because of the split nature of their work duties. The Corporate exploration management team conducts the performance evaluation as it relates to performance towards effective exploration and new discoveries leading to successful non-reserve material additions and reserve conversion. The mine manager contributes to the performance evaluation as it relates to helping drive safe and low cost production, and working within the local policies and procedures at the mine site.

10.	Please modify your disclosures to include your definitions of near-mine (i.e. brownfields) exploration and greenfields exploration that you provided in your response.

The Company added the following disclosure to its 2005 Form 10-K, Item 1. Business-Exploration (text added to 2004 Form 10-K in italics):

“Exploration is conducted in areas surrounding our existing mines for the purpose of locating additional deposits and determining mine geology, and in other prospective gold regions globally. Near-mine exploration can result in the discovery of new gold mineralization, which will receive the economic benefit of existing operating, processing and administrative infrastructures. Greenfields exploration is where a discovery of new gold mineralization would likely require the investment of new capital to build a separate, stand-alone operation away from any of the Company’s existing infrastructure.”

11.	We note your response to our prior comment number nine that indicates you have adjusted your discount rate assumption from a “nominal” rate to a “real” discount rate. Please refer to paragraph 34 of SFAS 142, and tell us why this change results in a consistent application of methodology.

The Staff is supplementally advised that the methodology for calculating the discount rate for the Exploration Segment and the Merchant Banking Segment is consistent with paragraph 34 of SFAS 142. Our methodology is reasonable, supportable and applied in a consistent manner to both the Exploration and Merchant Banking Segments.

Both segments utilized the same basket of comparable companies and inputs for betas, equity risk premium, risk free rate, pre-tax cost of debt, and capital structure. However, as the two segments are not identical, certain data points that apply to one segment were not applied to the other segment, reflecting specific differences in the segments. These segment-specific adjustments included the applicable tax rate, small-stock risk premium, unsystematic risk factor, and the determination of a real versus nominal discount rate.

As previously represented, the real discount rate used in the Exploration Segment attempts to eliminate the subjectivity in forecasting future gold prices and is a widely accepted method in valuing commodity type entities. Thus, valuing the Exploration Segment in nominal terms to keep consistent with the discount rate of the Merchant Banking Segment, or vice versa, would bring into question the tenants of reasonableness and supportability of such methodology.

12.	In addition, we note your qualitative adjustment described as the “Unsystematic risk factor”. Please tell us all elements that you believe comprise this risk factor and how it is determined. It is unclear if this factor is based on a model of risk build-up of multiple elements or some other approach.

The Staff is supplementally advised that the unsystematic risk factor is the risk unique to a company that can be eliminated through diversification. Thus, by definition, unsystematic risk can be one or more of a large number of circumstances/events particular to a company or segment such as a strike, unfavorable litigation, natural catastrophe, etc. The methodology for determining this qualitative adjustment is based on a model of risk build-up of multiple elements in which we consider a host of circumstances/events, such as those described above, and its impact on the particular segment. Based on the magnitude of the impact(s), larger or smaller adjustments were made.

Additional information on unsystematic risk factors is provided in Exhibit B.1 of the Exploration Group and Merchant Banking Group valuation reports dated February 21, 2005, provided in our response to Staff Comments dated January 20, 2006. The factors that were considered in the selection of an unsystematic risk factor of 4.0% for the Exploration Segment included: (i) the risk associated with the level of competition in the marketplace and (ii) the risk associated with locating new greenfield reserves at a growing level year-on-year. The factor that was considered in the selection of an unsystematic risk factor of 2.0% for the Merchant Banking Segment was the risk associated with the level of competition in the marketplace.

13.	We note your response to our prior comment number ten. It remains unclear to us how your belief that a sustained period of three years in which the results of the exploration segment fall short of key assumptions is necessary before the exploration segment goodwill might be impaired is consistent with the requirements of SFAS 142. Please tell us why a single year’s performance or other triggering events are not an indicator of possible impairment. Please refer to paragraphs 26-29 of SFAS 142.

The Staff is advised that we deleted the reference to a three year period in the Company’s 2005 Form 10-K as based on the Staff’s comment, we believe this language may have unintentionally confused the reader. The Company does, in fact, evaluate the carrying value of goodwill on at least an annual basis. In our 2005 Form 10-K, Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Exploration Segment Goodwill we disclosed the following (text deleted from 2004 Form 10-K in strikethrough; text added in italics):

“Additions to proven and probable reserves used in the Company’s valuation models were based on management reviews of historical performance and expectations of future reserve additions. [A]ny model used to value the Exploration Segment will need to take into account the relatively long time horizon required to evaluate the activities of the Exploration Segment. Reserve additions may vary significantly from year to year based on the timing of when proven and probable reserves can be reported under SEC Industry Guide 7. A period of several years may be required to advance a project from initial discovery to proven and probable reserves.

[T]riggering events with respect to the Exploration Segment could include, but are not limited to: (i) the Company’s partial or complete withdrawal of financial support for the Exploration Segment; (ii) a significantly lower assumed annual reserve addition growth rate; (iii) a significant decrease in the Company’s long-term expectation of the price of gold; (iv) a significant change in the financial markets resulting in a significant increase in the discount rate; and (v) a significant increase in long-term operating and capital cost estimates. The Company currently has no plans to withdraw financial support for the Exploration Segment. For a discussion of the results of operations of the Exploration Segment, see Results of Operations, Exploration Segment, below.”

Additionally, please see the Company’s disclosure in its 2004 Form-10K in Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Exploration on Page 52:

“The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.”

The Company’s 2005 Form 10-K includes identical language.

14.	Please expand your disclosure on page 54 to explain, if true, that you have assumed that substantially all of the fair value of the exploration reporting unit is derived from its terminal value. Also explain how the timing of exploration efforts, cash out flows, and eventual cash inflows impact the fair value of the reporting unit.

In our 2005 Form 10-K, Item 7. Management’s Discussion and Analysis-Critical Accounting Policies-Exploration Segment Goodwill we disclosed the following (text deleted from 2004 Form 10-K in strikethrough; text added in italics):

“At December 31, 2005, the $1,126 carrying value of the Exploration Segment goodwill represented approximately 99% of the carrying value of the total assets of the Exploration Segment. Based on valuations of the Exploration Segment at December 31, 2005 and 2004, the Company concluded that substantially all of the fair value of the Exploration Segment, which was significantly in excess of the carrying value, was derived from the terminal value.”

The timing of the exploration efforts, cash inflows and outflows are affected by a production delay of approximately seven years and a deposit life of approximately five years. The production delay relates to the time necessary to develop a newly discovered deposit for production. The deposit life relates to the estimated time required to mine the reserve. Both of these assumptions were based on an analysis of the Company’s history as it related to average production delay and mine life.

Due to the delay from discovery to production and the fact that the Exploration Segment is presumed to begin its operations at the testing date, the ramp up, production, and cash flow generation are pushed into the future. Thus, although there are positive cash flows in the later years of the discrete period, the terminal value reflects the magnitude of the benefits realized from the Exploration Segment’s operations.

More specifically, the production delay of approximately seven years causes the Exploration Segment to be cash flow negative for the first nine years of the discrete period due to finding costs, operating expenses and capital expenditures. The Exploration Segment turns cash flow positive in year ten of the discrete period when production accelerates and additional previously discovered reserves begin production.

The methodology employed leads to a more conservative and more realistic fair value estimate for the reporting unit than assuming there was no delay between discovery and production. The production delay assumption pushes production seven years in the future when revenues would be significantly discounted for the time value of money, versus the assumption of production on day two, which would cause the value in the discrete period to be enhanced, driving the increase in fair value of the Segment.

Exploration Group Valuation

15.	We have reviewed the December 31, 2004 valuation reports you provided as part of your response. It appears that your methodology for valuing your exploration and merchant banking reporting units for purposes of goodwill impairment testing has changed from your valuations prepared in support of your original purchase price allocation. Please tell us why this is the case and why your current methodology of determining fair value is preferable.

The Staff is supplementally advised that the methodology used to value the Exploration and Merchant Banking Segments evolved over time based on additional experience and refinements.

The current Exploration Segment methodology is preferable to the original methodology as it takes into consideration the delay from discovery to production. The current methodology also employs a discount rate that more closely resembles the cost of capital experienced by participants in the exploration industry (discussed in response to comment 11 above), along with a more thorough analysis of cost and growth assumptions. The Staff’s specific questions related to the Exploration Segment are addressed in our response to comment 16 below.

The current Merchant Banking Segment methodology is preferable to the original methodology as it separates the Segment into distinct sub-groups of the Merchant Banking portfolio of businesses: Equity Portfolio, Royalty Portfolio, Portfolio Management, and Downstream (gold refining). These sub-groups have historically experienced different levels of growth, return, cost, etc. and the separation allows the application of business specific assumptions. In this way, the assumptions are supported by historical and industry data and the value attributed to each sub-group can be reconciled to each other and the Segment as a whole for reasonableness.

Merchant Banking utilizes the same group of management for each of its sub-groups and, thus, has only one line item of general and administrative expenses, as shown on Exhibit A.2 of the Merchant Banking Group valuation report dated February 21, 2005, provided in our response to Staff Comments dated January 20, 2006.

16.	We note various significant changes in assumptions for your exploration reporting unit, between your valuation reports dated February 2003 and February 2005. Please address each change identified below and the reason you believe the change of assumption was warranted:

•	Change in discount rate from 15% to 8%

•	Change in discount rate from nominal to real terms

•	A terminal value assumption in 2005. Not previously assumed in 2003.

•	Time lag from discovery to production from zero to seven years.

The Staff is supplementally advised that the assumption changes listed above were carefully considered in determining the estimated fair value of the Exploration Segment. Based on additional experience, our valuation methodology (as discussed in response to comment 15 above) and assumptions evolved over time. We concluded that these changes were reasonable and refined our estimation of the Exploration Segment’s fair value accordingly.

The change in the discount rate from 15% to 8% resulted from an analysis of comparable companies in the industry. The analysis considered the five year weekly beta of comparable companies re-levered to the industry’s optimal capital structure. The analysis also considered the risk-free rate, the equity risk premium, the small mid-size company risk premium, the company specific unsystematic risk premium, after tax cost of debt, and the inflation rate to arrive at a discount rate in real terms.

The selection of a real discount rate instead of a nominal discount rate for the Exploration Segment is discussed in response to comment 11 above.

The decision to include a terminal value assumption in 2004 and 2005 was based on the Exploration Segment’s intent to operate as a going concern. The inclusion of a terminal value is consistent with financial theory when determining the going concern valuation of a business.

The addition of a time lag from discovery to production more accurately reflects the operations of the Exploration Segment, where newly discovered deposits must be adequately evaluated prior to development and production.

17.	We note your terminal value growth rate assumption that assumes growth in perpetuity at a rate of 5%. Please tell us how this assumption compares to your historical compound annual growth rate for the exploration reporting unit. Please tell us why the company’s overall growth rate is basis for and correlates to the exploration reporting unit’s growth rate in perpetuity.

The Staff is supplementally advised that the estimated long-term real growth potential for the Exploration Segment was considered in developing the terminal growth rate. Historically, the Company’s growth rate of proven and probable gold reserve additions (excluding reserve additions through acquisitions) was approximately 12% from 1998 through 2005.

18.	We note in the Exploration Group valuation report as of 12/31/2004 on Exhibit page A.3, that you have used an amount for capital expenditures that differs from the amount depicted on Exhibit page A.2 in the terminal year. Please tell us why the capital expenditure value is different.

The Staff is supplementally advised that the capital expenditures amount used was in error in our 2004 Exploration Segment valuation report and was corrected in our 2005 valuation report. The impact of this error on our 2004 valuation report would decrease the terminal value by approximately $0.8 billion to $5.0 billion and would not affect our assertion that the fair value of the Exploration Segment at December 31, 2004 exceeded the $1.1 billion book value.

We would be pleased to receive any responses whenever they become available, and the Company will make every effort to continue to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided above or the enclosed materials at any time, please do not hesitate to contact Russell Ball, VP and Controller at (303) 837-5927.

Sincerely,

/s/ Richard T. O’Brien
Richard T. O’Brien
Senior Vice President and Chief Financial Officer